Corporate Presentation Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333 - 199297 October 31 , 2014

Forward-looking statements

This presentation includes statements that are, or may be deemed, "forward-looking statements." In some cases these forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "plans," "intends," "may," "could," "might," "will," "should," "approximately," "potential," or in each case, their negative or other variations thereon or comparable terminology, although not all forward-looking statements contain these words. Such forward-looking statements appear in a number of places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, the localized drug delivery market size and its growth potential, our position and potential in the localized drug delivery market, our product pipeline, the timing and cost of trials for our products or whether such trials will be conducted at all, completion and receiving favorable results for trials of our products, regulatory action with respect to our products, the use of proceeds from this offering, our projections for funds required for the development and commercialization of our products, market adoption of our products by physicians and patients, and the timing, cost and other aspects of the commercialization and marketing of our products. Forward-looking statements are not guarantees of future performance, are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the control of PolyPid Ltd. ("PolyPid"), and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements.

Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the adequacy of PolyPid's financial and other resources, particularly in light of its history of recurring losses and the uncertainty regarding the adequacy of its liquidity to pursue its complete business objectives; (ii) PolyPid's ability to commercialize its pharmaceutical products; (iii) PolyPid's ability to obtain and maintain adequate protection of its intellectual property; (iv) PolyPid's ability to complete the development of its products; (v) PolyPid's ability to find suitable co-development partners; (vi) PolyPid's ability to manufacture its products in commercial quantities, at an adequate quality or at an acceptable cost; (vii) PolyPid's ability to establish adequate sales, marketing and distribution channels; (viii) acceptance of PolyPid's products by healthcare professionals and patients; (ix) the possibility that PolyPid may face third party claims of intellectual property infringement; (x) PolyPid's ability to obtain or maintain regulatory approvals for its products in its target markets and the possibility of adverse regulatory or legal actions relating to its products even if regulatory approval is obtained; (xi) the results of clinical trials that PolyPid may conduct or that its competitors and others may conduct relating to its or their products; (xii) intense competition in PolyPid's industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than PolyPid; (xiii) potential product liability claims; (xiv) potential adverse federal, state and local government regulation, in the United States, Europe or Israel and (xv) loss or retirement of key executives and research scientists; (xvi) PolyPid's projections and timeline estimates are based on its current best understanding which may change or deviate due to business, regulatory, clinical, market, financial and manufacturing changes.

You should carefully read the factors described in the "Risk Factors" section of the prospectus included in Amendment No. 1 to PolyPid's Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 31, 2014 to better understand the risks and uncertainties inherent in PolyPid's business and underlying any forward-looking statement.

PolyPid is presenting this information as of the date of the presentation and expressly disclaims any duty to update the information contained in this presentation. This presentation contains information from third-party sources, including data from studies conducted by others and market data and industry forecasts obtained from industry publications. Although PolyPid believes that such information is reliable, PolyPid has not independently verified any of this information and PolyPid does not guarantee the accuracy or completeness of this information.

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Free Writing Prospectus Statement This presentation highlights basic information about us and the offering. Because it is a summary, it does not contain all of the information that you should consider before investing. We have filed a registration statement (including a prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on SEC web site at www.sec.gov . The preliminary prospectus, dated October 31, 2014, is available on the SEC web site at http:// www.sec.gov/cgi - bin/browse - edgar?company=polypid&owner=exclude&action=getcompany . Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact Aegis Capital Corp., Prospectus Department, 810 Seventh Avenue, 18 th Floor, New York, NY 10019, telephone: 212 - 813 - 1010, e - mail: prospectus@aegiscap.com 3

Initial Public Offering summary



Issuer	PolyPid Ltd.
Exchange / symbol	NASDAQ Capital Market / PLPD
Offering Size	1.8M shares (100% primary)
Over-Allotment	15% or 273,000 shares (100% primary)
Price Range	\$10 - \$12
Indication of Interest from Insiders	Up to \$7 million
Use of Proceeds	• \$7.5 million for clinical studies and regulatory approvals for BonyPid-1000 & 500 product candidates; • \$2.5 million to advance research activities for PLEX and development activities of BonyPid-1000, 500 and D-PLEX product candidates; and • \$2 million to establish in-house GMP backup manufacturing facilities and; • Remainder for working capital and general corporate purposes
Underwriters	Aegis Capital Corp. (sole bookrunner) MLV & Co./Chardan Capital Markets, LLC (co-mangers)

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PolyPid snapshot Established: 2008 PLEX™ Technology: Local drug delivery matrix enabling highly effective and safe treatment for a period of up to several months Pipeline: Focused on the development and commercialization of a multiple solutions for the prevention and treatment of infection • F irst products for orthopedic and dental planned to enter pivotal clinical studies during 2015, to be submitted (CE) for clearance during 2016 • Additional products at various development phases Employees: 30 Production: Scale up GMP capabilities (CMO in Europe ) Patents : Over 35 patent applications submitted globally may provide multiple layers of protection to 2029 and beyond • Three granted patents; two in the USA, one in China and one allowed in Israel 5

PolyPid - unique investment opportunity 6 PLEX™ Technology - based focused pipeline best - in - class products Impressive Clinical Data - Safety & performance Experienced Management Team Global Market & Strategic Partnership Opportunities Strong IP Scalable Business Model with Attractive Economics

Here with you today Amir Weisberg - Chief Executive Officer Leading PolyPid since 2010, Mr. Weisberg has 20 years of experience as an entrepreneur and CEO of start - up companies with two financial exits. Prior to PolyPid , Mr. Weisberg managed start - up companies in the Life Science sphere, from incubator stage to clinical trials, including leading financing rounds for these companies. Noam Emanuel, Ph.D. - Chief Technology Officer Dr. Emanuel has vast experience in biotechnology projects, including development of drug delivery systems and immunology. Dr. Emanuel has a number of approved patents in the field of drug delivery and diagnostics. Dr. Emanuel is a co - founder of PolyPid and served as its CEO during the company’s first three years. Dr. Emanuel received his Ph.D. degree from the Faculty of Medicine at the Hebrew University of Jerusalem. Dikla Czaczkes Akselbrad CPA, MBA - Chief Strategy Officer Dikla Czaczkes Akselbrad joined PolyPid in July 2014. Prior to joining PolyPid, she spent over 12 years with Compugen the last 7 years of which as the Chief Financial Officer, where she played a leading role in numerous capital transactions giving raise to over $130,000,000. Before joining Compugen, Ms. Czaczkes was CFO of Packet Technologies, and before that an audit manager at Ernst & Young Israel. Ms. Czaczkes holds an MBA in finance and a BA in accounting and economics, both from Tel Aviv University, and is a certified public accountant in Israel. 7 Advisory Board Yechezkel Barenholz , Head of the Laboratory of Membrane and Liposome Research at the Department of Biochemistry of the Hadassah Medical School at the Hebrew University of Jerusalem, co - inventor of Doxil TM Ramon Gustilo , MD Professor of orthopedics at the University of Minnesota Zvi Metzger, DMD Professor of Endodontology and Associate Professor of Oral Biology at Tel Aviv University Moshe Salai , MD Head of the orthopedic division of the Tel - Aviv Sourasky Medical Center David Segal, MD Former Chairman of, and Professor in the Orthopedic Surgery Department, Hadassah Medical Center

Optimized therapeutics for local delivery 8 Location The right place Concentration Duration Overcome systemic limitations Optimized Therapeutics

PLEX™ technology setting new standards 9 Therapeutic window Toxic zone Hours up to days Weeks up to m onths Available Common Platforms • High & potentially toxic initial burst • Non - linear & limited controlled release • Often too short duration • Poor long term stability for many drugs PLEX™ MatriX • Release rate: pre - designed & linear to most of the reservoir • Duration : prolonged, pre - designed up to months • Water resistant matrix securing the drug reservoir Concentration

PLEX™: P olymer L ipid E ncapsulation matri X 10 • No covalent bonds between the compounds or with the drug ◦ Faster regulatory pathway ◦ Commercially available compounds ◦ Production under mild conditions

Core platform technology 11 1 2 3 4 5 6 On a molecular level, polymers and lipid self - assembled into thousands of alternating layers that encapsulate the drug. Drug captured between the layers released over time by the gradual degradation of the layers

Any size or physical characteristics PLEX™ platform - breadth of drug applications 12 Small molecules Antibiotics 1 NSAID 3 , Anti - fungal 3 , Steroids 2 Peptides Several tested; including anti microbial 2 Proteins Antibodies 3 & Growth factors 2 Nucleic acids based drugs Plasmid DNA 3 & siRNA 3 • Over 20 different drugs types validated: Encapsulation and controlled release • Pre - clinical studies - several different animal models: ◦ Bone growth and recovery – proteins, growth factors (BMP 2 ) ◦ Anti - infection - small molecules and peptides, bacterial contaminated bones, including resistant bacteria ◦ Anti - inflammation – steroids ◦ Anti - cancer – siRNA 1 clinical stage | 2 in - vivo POC | 3 in - vitro POC

PLEX ™ platform - optimized therapeutics for local delivery 13 Location The right place Concentration Effective & safe concentration Duration The needed duration Overcome the limited penetration of systemic treatments into key organs Optimized Therapeutics

PLEX ™ is best positioned to fight infection 14 Significant health economic burden: • Up to 15 % of patients incur infection while hospitalized in spite of all of the anti bacteria regimes • An on - going battle • . . . and it is getting worse – antibiotic resistance Pain Infection Inflammation Cancer

Snapshot: Infection - focused portfolio 15 * CE route was confirmed as Medical Device Class III ** PMA regulatory route pending FDA official confirmation Orthopedic & Trauma Indication Spine Peri - Implantitis Dental Surgical Site Infection (SSI) Others Preclinical Pilot Clinical Pivotal / Phase III Comments 19 Patients completed; CE* clinical trial starts 1 H 2015 , PMA ** pilot starts 2015 PMA* first study & CE* clinical trial starts 2015 CE clinical trial starts 2015

BonyPid - 1000 ™ Product Overview

BonyPid - 1000 ™ answers an unmet need 17 The Need Supports fast bone recovery But… Every open fracture is contaminated by bacteria Many of the open fractures are already infected at the time of initial treatment and the risk of infection continues after surgery Unmet Need Protect bone from bacterial contamination to enable bone recovery Every orthopedic surgery is prone to infection

Open fracture: infection & amputation rates correlate with severity of open fractures 18 Gustilo Grade I II IIIA IIIB IIIC Infection Rate 0 - 2% 2 - 7% 10 - 25% 10 - 50% 25 - 50% Amputation Rate 2.5% 5.6% 50% Type I Type II Type III Hans - Christoph Pape, Roy Sanders, Joseph Borrell , Jr. The Poly - Traumatized Patient with Fractures. Springer Heidelberg, 2011 . Page 309

Current local treatment regiment in the USA • Gentamicin loaded PMMA beads • Short release of effective antibiotics – few days • Require a second operation for removal – interfere with bone growth • May contribute to bacterial Biofilm on top of the beads • Not yet approved as beads by the FDA 19

BonePid-1000™: combining PLEX technology, bone substitute and antibiotics to enable local protection

BonyPid-1000™ coating components are well organized on a molecular level as a fine, sub-structure by self-assembly into PLEX™



Granular bone substitute

Fine coated by PLEX™ + **antibiotic** (Doxycycline)

PLEX™ matrix + antibiotic

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0 . 65 pill = 65 mg 60 pills = 6,000 mg Systemic Formulation of Doxycycline BonyPid - 1000 ™ - Local vs . systemic drug delivery BonyPid - 1000 ™ - Doxycycline x 92 21 x 1 A l ow, localized 30 - day dose is sufficient to achieve a significant therapeutic effect

8 , 450 155 81 54 27 30 41 41 27 27 41 41 27 24 27 14 14 41 0.229 0.104 0.094 0.049 0.013 0.006 0.001 0.01 0.1 1 10 100 1000 10000 0 5 10 15 20 25 30 MIC released antibiotics/hour Days BonyPid™ MIC S.aureus Calcium Sulphate + Tobramycin Calcium Sulphate and Hydroxyapatite + Gentamicin Calcium Sulphate and Hydroxyapatite + Gentamicin Calcium Sulphate and Hydoxyapetite + Tobramycin BonyPid - 1000™ optimizes drug release (and beats competition)* 22 *Release measured in several MIC per hour ( in - vitro ). Results adapted from competitor - published data MIC = Minimal Inhibitory Concentration. This reflects the lowest drug concentration that prevents bacterial ( S.aureus ) growth Therapeutic Zone Ineffective Zone BonyPid - 1000 ™

BonyPid - 1000 ™ - no change in the method of use 23 • Filling and reconstructing bone voids, defects or gaps • Implanted during the first surgery • Drug is released for 3 - 4 weeks Pour Hydrate & Use BonyPid - 1000 ™ • BonyPid - 1000 ™ is to be used in conjunction with standard of care in orthopedic surgeries Intended use Simple use On top of Standard of Care

Example: patient no. 14 - primary closure 24 26 / Female Open fracture - IIIA 7 hrs. post - injury 7 days post - op 14 days post op 21 days post - op

Example : patient no. 5 - Gustilo IIIB soleus flap & skin graft 25 Pt no 5 , 28 /M Open Fracture IIIB 132 hrs. post - injury 1 day post - debt. 19 days post - debt. 21 st hospital day 6 wks post - injury BonyPid - 1000 ™

BonyPid - 1000™ clinical trial results summary 19 patients / 6 - 12 months follow - up Validated in the most challenging bacteria - contaminated orthopedic indication 26 (1) “Infection complications of type III Tibial fractures among combat casualties” Clin . Infect. Dis. (2007) 45 (4): 409 - 415 (2) vs. known literature (3) In Gustilo III A,B - compared to historical control at the same hospital 0 % amputations 100 % callus formation. 100 % Bone union Vs . 50% reduction in healing time (mean: 17.8 weeks ) Vs . Up to 14 % amputations (1) ≥ 35 weeks (2) 25.5 % infections (3) 0 % infections in the target fracture Vs . With BonyPid - 1000 ™

Improved clinical and patient outcome suggesting significant health economics impact BonyPid - 1000™ clinical trial results summary - cont. 27 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 2 3 4 5 6 81% 33% 17% 5% 2% % of patients Number of surgeries Number of repeated surgeries due to risk of infection SOC SOC + BonyPid - 1000 ™ SOC = standard of care BonyPid - 1000 ™ No repeated surgeries due to bone infection risk 0% 0% 0% 0% 0%

Infection - focused portfolio: Next regulatory steps 1 28 Orthopedic BonyPId - 1000™ Indication Spine/Open Fracture BonyPid - 1000 ™ Dental BonyPid - 1000 ™ Dental BonyPid - 1000 ™ Peri - implantitis 2 BonyPid - 500 ™ Regulatory Pathway Clinical Trial 3 initiation Pivotal Trial initiation Clinical summary submission for Marketing Approval 2016 2018 2016 2018 2017 EU CE Mark US PMA EU CE mark US PMA EU CE Mark 1 H - 2015 2 H - 2015 1 H - 2015 2 H - 2015 1H - 2015 H 1 - 2017 2 H - 2016 1 Estimates and dates may deviate due to business, regulatory, clinical, market, financial and manufacturing factors 2 - development and commercialization collaboration for the Peri - implantitis dental implants market (BonyPid - 500 ™ ) 3 Clinical Trial initiation refers to the submission of the files to the MOH NA NA NA

Infection-focused portfolio: Next regulatory steps cont.

Safety and performance of BonyPid-1000™ in Gustilo IIIA and IIIB tibial open fractures

Design: Prospective, Multinational, Multicenter, Randomized, Two arm, Open Label, Standard of Care Controlled, Blinded central reading center study

Study Objectives:

a. To assess the safety of BonyPid-1000™ implantation
b. To assess the performance of BonyPid-1000™ when implanted in severe open tibial bone fractures

Planned sample size: 64 subjects, 32 per group, planned to achieve at least 30 evaluable subjects per group

Follow up: 6 months



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PLEX™ - doxycycline antibacterial agents: Value proposition addresses significant market needs 30 Orthopedic Trauma, spine, joint replacement Fast route to EU market followed by spine indication for US ~ 2.7 million orthopedic surgical procedures annually in the US Dental Sinus lifts, ridge augmentation, peri - implantitis Fast dental route to EU market followed by FDA route ~ 3.9 million relevant dental applications annually in the US Surgical Site Infections Huge prevention and treatment markets Over 30 million relevant surgeries annually in the US

Collaboration strategy R&D and licensing License proprietary PLEX ™ technology to biopharmaceutical companies, enabling them to encapsulate their therapeutic agents under upfront, milestone and royalty - bearing agreements Marketing & distribution Market and distribute our products independently in target markets. Engage partners to commercialize our pipeline in other geographic regions 31

10/31/2014 Shares Outstanding Preferred Shares* 6,461,962 Ordinary shares 967,742 Warrants on Preferred Shares* 114,530 Employees stock Options 1,505,376 Fully diluted total 9,049,610 Capitalization table * Preferred shares and warrants on preferred shares convert to Ordinary shares at the Offering

PolyPid - unique investment opportunity 33 PLEX™ Technology - based focused pipeline best - in - class products Impressive Clinical Data - Safety & performance Experienced Management Team Global Market & Strategic Partnership Opportunities Strong IP Scalable Business Model with Attractive Economics

Thank you www.PolyPid.com